Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147, Australia

March 11, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Eranga Dias

Re: Innovation Beverage Group Limited’ Request for Acceleration

Registration Statement on Form F-1, as amended

File No. 333-294127

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Innovation Beverage Group Limited, an Australian public limited company (the “Company”), respectfully requests that the effective date of its registration statement on Form F-1 (File No. 333- 333-294127) (the “Registration Statement”), be accelerated so that it will become effective at 5:00 p.m., Eastern Time, on Wednesday, March 11, 2026, or as soon thereafter as possible.

Once the Registration Statement is effective, please confirm the event with our counsel, Sichenzia Ross Ference Carmel LLP by calling Darrin M. Ocasio, Esq. at (917) 848-6325.

If you have any questions regarding this request, please contact Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP at (917) 848-6325.

Very truly yours,

By: /s/ Sahil Beri
Name: Sahil Beri
Title: Chief Executive Officer

cc: Darrin M. Ocasio, Esq., Sichenzia Ross Ference Carmel LLP